UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Concerning the Number of Shares

to be Issued with respect to the Issuance of New Shares in the Offering

Tokyo, December 12, 2008—Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuo Kuroyanagi, “MUFG”) announces that the number of shares to be issued under purchase options exercised by the U.S. Underwriters and the International Underwriters with respect to the Issuance of New Shares by way of Offering (Public Offering) in connection with the issuance of new shares which was resolved at the meeting of the Board of Directors held on November 18, 2008, has been determined as set forth below.

Shares to be issued under purchase options exercised by the U.S. Underwriters and the International Underwriters

U.S. Offering	26,000,000 shares

International Offering	39,100,000 shares

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651

Note:

This press release has been prepared for the sole purpose of publicly announcing the number of shares to be issued with respect to the issuance of new shares in the offering, does not constitute all the information regarding the offering that was resolved at the meeting of the Board of Directors held on November 18, 2008 and has been prepared not for the purpose of soliciting investments or engaging in any other similar activities.

MUFG has filed a registration statement (including prospectus) with the SEC (Registration No. 333-155420) with respect to the portion of the offering conducted in the United States. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. A copy of the prospectus relating to the portion of the offering conducted in the United States may also be obtained by contacting Morgan Stanley & Co. Incorporated, Prospectus Department at 180 Varick Street, 2nd Floor, New York, NY 10014, Nomura Securities International, Inc. at 2 World Financial Center, Building B, New York, NY 10281, or J.P. Morgan Securities Inc., Prospectus Library-Distribution & Support Services at 4 Chase Metrotech Center, CS Level Brooklyn, NY 11245.

[For Reference]

1.	The number of shares to be issued relating to the Issuance of New Shares by way of Offering (Public Offering)

634,800,000 shares of common stock of MUFG which are the sum of (1) and (2) below.

	(1)	569,700,000 new shares to be underwritten by underwriters in each of the offerings specified below.

		(i) Japanese Public Offering	234,800,000 shares

		(ii) U.S. Offering	134,000,000 shares

		(iii) International Offering	200,900,000 shares

	(2)	65,100,000 shares to be issued under purchase options exercised by the U.S. Underwriters and the International Underwriters for each of the offerings specified below.

		(i) U.S. Offering	26,000,000 shares

		(ii) International Offering	39,100,000 shares

2.	Change in the number of outstanding shares as a result of this capital increase by Public Offering

Total number of outstanding shares at present (as of November 30, 2008):

		Common Stock:	10,933,679,680 shares

		First Series of Class 3 Preferred Shares:	100,000,000 shares

		First Series of Class 5 Preferred Shares:	156,000,000 shares

		Class 11 Preferred Shares:	1,000 shares

		Class 12 Preferred Shares:	11,300,000 shares

		Total:	11,200,980,680 shares

Increase in number of shares as a result of the capital increase by Public Offering:

		Common Stock:	634,800,000 shares

Total number of outstanding shares after the capital increase by Public Offering:

		Common Stock:	11,568,479,680 shares

		First Series of Class 3 Preferred Shares:	100,000,000 shares

		First Series of Class 5 Preferred Shares:	156,000,000 shares

		Class 11 Preferred Shares:	1,000 shares

		Class 12 Preferred Shares:	11,300,000 shares

		Total:	11,835,780,680 shares